

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

      Re: American Resources Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Response Dated August 28, 2018
          File No. 000-55456

Dear Mr. Jensen:

We have reviewed your August 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

Correspondence Submitted August 28, 2018

Properties, page 10

1.   We note your response to comment 8. Please revise to disclose the percentage of metallurgical coal sales from each of your producing mines and the type of metallurgical coal extracted from your properties.

2.   Please clarify whether your Point Rock Mine as referenced from your map on page 5, and your Wayland Surface Mine as referenced from your map on page 6 are material mines. To the extent they are material properties under Item 102 of Regulation S-K, please provide Industry Guide 7 disclosure.

3.   We note your response to comment 7 and we partially reissue the comment. For each material property please disclose the work completed on the property. In this regard we note that you expensed $6.9 million in development costs during the year.

4.   We note your response to comment 11. Additionally we note your statement on page 10 indicating that you have no reserves. As a company with no reserves you are in the exploration stage pursuant to the definitions in Paragraph (a) (4) of Industry Guide 7. Beginning on page 4 under the business section of your filing, please revise your disclosures here and throughout your filing to refer to your company and business activities as being in the exploration stage until mineral reserves are defined on your properties.

Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 20

5.   We note your response to comment 14. Please provide the information and disclosures previously requested. We note, for example, that you propose to include new disclosures that state that "expenses increased according to increased demand" but you have not described what these expenses are or if you expect them to continue in the future.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

6.   We note your response to comment 16 and your proposed changes. While we note that the warrant agreement limits Golden Properties' ownership of your common stock to 9.99%, for clarity and completeness please disclose the full number of shares that Golden Properties' beneficially owns (including all shares underlying all the warrants owned by Golden Properties).

Basis of Presentation and Consolidation, page F-7

7.   We note your response to comment 18 including your analyses. For each of ERC Mining LLC and Land Resources and Royalties LLC, please disclose your respective equity interest holdings (if any). Further explain how you as primary beneficiary may be deemed to have controlling financial interest based on your respective variable interest holdings and disclose the information required in ASC 810-10-50-5A.

Coal Property and Equipment, page F-10

8.   We note your response to comment 11 that you do not have proven and probable reserves as defined in Industry Guide 7. Please provide that statement in lieu of your disclosure hereunder regarding your depreciation policy for coal properties. In the alternative, please delete your disclosed depreciation policy for coal properties.

Note 1- Summary of Significant Accounting Policies
Mine Development, page F-10

9.   In light of your disclosure that you have no reserves, it is unclear to us why you do not expense development costs of new mines. Please advise or revise.

General

10.   We note your response to comment 23. Please revise your proposed business disclosures on pages 4, 16, and F-4 to clarify that the "gasoline, diesel and natural gas" operations referenced are historical operations and do not represent, if true, the company's current operations and business plan.

11.   We note your response to comment 24. Please clarify your relationship with Quest LNG.

Form 10-Q for the Quarter Ended June 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

12.   We note your response to comment 25 and your proposed disclosures as well as your recent disclosure hereunder. Please expand your disclosure to address your available credit lines and any uncertainty in your ability to tap the capital markets for additional funding to defray your current obligations totaling $37.5 million and expected capital outlays.

    You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications